Exhibit 99.31

F3 Uranium Corp.
(the “Company”)

NOTICE OF CHANGE OF AUDITOR
(National Instrument 51-102 – Continuous Disclosure Obligations)

TO:	British Columbia Securities Commission Alberta Securities Commission

AND TO:	Davidson & Company LLP, Chartered Professional Accountants (“Davidson”) Charlton & Company, Chartered Professional Accountants (“Charlton”)

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

The Company hereby gives notice pursuant to section 4.11 of NI 51-102 as follows:

1.	Effective October 24, 2024 (the “Effective Date”), Charlton has resigned as auditor of the Company at the request of the Company.

2.	Davidson has been appointed as auditor of the Company to fill the vacancy, to hold office commencing on the Effective Date until the close of the next annual meeting of shareholders of the Company.

3.	The resignation of Charlton and appointment of Davidson were considered and approved by the Company’s audit committee and board of directors.

4.	There have been no modified opinions in the reports from Charlton on the Company’s financial statements for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Effective Date.

5.	In the opinion of the Company, as at the date hereof, there have been no reportable events (as defined in NI 51-102) in connection with the audits for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Effective Date.

DATED this 24th day of October, 2024.

F3 URANIUM CORP.

By:	“Laurie Thomas”
Name: Laurie Thomas
Title: Audit Chair

[Signature Page to Notice of Change of Auditor]